This document is a free translation of the Brazilian judicial administrator's report referred to January, 2020 financial information of Oi S.A. and some of its subsidiaries ("RJ Debtors") filled within the 7th Business Court of Rio de Janeiro on March, 16, 2020. Due to the complexities of language translation, translations are not always precise. The original document was prepared in Portuguese, and in case of any divergence, discrepancy or difference between this version and the Portuguese version, the Portuguese version shall prevail. The Portuguese version is the only valid and complete version and shall prevail for any and all purposes. There is no assurance as to the accuracy, reliability or completeness of the translation. Any person reading this translation and relying on it should do so at his or her own risk.

TO YOUR HONOR JUDGE OF THE 7th BUSINESS DISTRICT OF THE CAPITAL OF THE STATE OF RIO DE JANEIRO

Case No 0203711-65.2016.8.19.0001
Court Supervised Reorganization of Oi S.A and others

The **TRUSTEE** (Arnoldo Wald Law Firm), appointed in the Court-Supervised Reorganization procedure of **Oi S.A. and others**, respectfully requests the attached Monthly Activity Report ("RMA") for the month of January 2020 to be entered into the docket.

WALD
ANTUNES VITA LONGO BLATTNER

Rio de Janeiro, March 16th, 2020.

____

Trustee

Arnoldo Wald Law Office

MONTHLY ACTIVITIES REPORT

RMA

COURT SUPERVISED REORGANIZATION

Oi

January . 2020

March 16th, 2020

EXECUTIVE
REPORT

INTRODUCTION

To Your Honor, Judge of the 7th Business District Court of the Capital of the State of Rio de Janeiro

The Trustee, Escritório de Advocacia Arnold Wald ("Wald" or "AJ"), appointed in the records of the Court Supervised Reorganization of the Oi Group (case number 0203711- 65.2016.8.19.0001), and RC Consultores, subcontracted by AJ to assist in the preparation of the Monthly Activity Report ("RMA"), come, respectfully, to your presence, in accordance with the decision of pages 91.223 / 91,224, present the RMA for the month of January 2020.

As you know, Court Supervised Reorganization involves the following companies:

- Oi S.A. - in Court Supervised Reorganization ("Oi S.A.");
- Telemar Norte Leste S.A. - in Court Supervised Reorganization ("Telemar Norte Leste");
- Oi Móvel S.A. - in Court Supervised Reorganization ("Oi Móvel");
- Copart4 Participações S.A. - in Court Supervised Reorganization ("Copart4")*;
- Copart5 Participações S.A. - in Court Supervised Reorganization ("Copart5")*;
- Portugal Telecom International Finance B.V. - in Court Supervised Reorganization ("PTIF"); and
- Oi Brasil Holdings Coöperatief U.A. - in Court Supervised Reorganization ("Oi Coop").

This report, which includes financial information based mainly on elements provided by Companies under Reorganization up to March 16, 2020, contains data referring to the month of January 2020, and must be analyzed together with the preliminary activity report, as well as the other RMA's previously presented.

The RMA will have a chapter specifically focused on the consolidated financial information of the Companies under Reorganization, which in this Report will cover the Managerial Cash Flow Statement for that month, presented in the tables in comparison with the immediately preceding month. The report will highlight the main variations that occurred during the period in question, presenting the clarifications provided by the Management of the Companies under Reorganization.

* Copart4 Participações S.A. was incorporated by Telemar Norte Leste S.A. in January 2019, as established in clause 7, annex 7.1 of the Court Supervised Reorganization Plan - PRJ; Copart5 Participações S.A. was incorporated by Oi S.A. in March 2019, as establisned in clause 7, annex 7.1 of said PRJ.

This report, prepared through analytical procedures and discussions with the Company's Management, aims to provide the Judge and the interested parties with information on the financial situation of Companies under Reorganization and the relevant operations carried out by them, as well as a summary of the activities carried out by Trustee until the end of this report.

The information presented below is mainly based on data and elements submitted by the Companies under Reorganization. The individual financial statements of all Companies under Reorganization as well as the consolidated financial statements of the Oi Group (which include but are not limited to the Companies under Reorganization) are audited annually by independent auditors. Limited review procedures are applied by the auditors for the filing with the Securities and Exchange Commission - CVM of the Oi Group's Consolidated Quarterly Financial Information ("ITRs"). Regarding the individual financial information of each Company under Reorganization, prepared in monthly periods other than those that compose the ITRs delivered to CVM, these are not submitted to independent audit review, either by the auditors hired by the Oi Group or by the Trustee.

The AJ, honored with the assignment, is available for further clarification on the information contained in this report or other additional information.

Sincerely,

WALD
ANTUNES VITA LONGO BLATTNER
65 anos

Arnoldo Wald Son
awf@wald.com.br

Samantha Mendes Longo
samantha@wald.com.br

Members

Tel: +55 (11) 3074-6000

RC CONSULTORES

Marcel Augusto Caparoz
Chief Economist
marcel@rcconsultores.com.br

Tel: +55 (11) 3053-0003

CORPORATE ORGANIZATION CHART OF THE COMPANIES UNDER REORGANIZATION

Figure 1 - Companies under Reorganization' Corporate Organization Chart


Oi
Oi S.A. (Holding)
under Court-Supervised Reorganization
100%
Telemar Norte Leste S.A. (STFC concession) under Court-Supervised Reorganization
100%
Portugal Telecom Intern. Finance B.V. (Financial vehicle) under Court-Supervised Reorganization
100%
Oi Brasil Holdings Coöperatief U.A. (Financial vehicle) under Court-Supervised Reorganization
99,875%
Oi Serviços Financeiros S.A. (current name Copart 3)
100%
CVTEL B.V.
100%
Rio Alto Gestão de Créditos e Participações S.A.
100%
Carrigans Finance S. a RL
100%
PT Participações SGPS S.A.
99,8%
Bryophyta SP Participações Ltda.
100%
Oi Móvel S.A. (SMP and SeAC authorization) under Court-Supervised Reorganization
6 other companies (see appendixes)
8 other companies (see appendixes)
Caption
COMPANIES OF THE GROUP UNDER REORGANIZATION

Source: Information made available by the Management

** Chart previously presented in the Preliminary Activity Report.*
Information presented again to facilitate the understanding of the structure of the Companies under Reorganization.

CORPORATE ORGANIZATION CHART OF THE COMPANIES UNDER REORGANIZATION

Figure 2 – Corporate Organization Chart of the Companies under Reorganization


Telemar Norte Leste S.A. (STFC concession) under Court-Supervised Reorganization
100%
Oi Móvel S.A. under Court-Supervised Reorganization
50%
Companhia AIX Company de Participações
81,61%
SEREDE Serviços de Rede S.A.
99,99%
Dommo Empreendimentos Imobiliários Ltda.
99,99%
BrT Card Serviços Financeiros Ltda.
10%
Pharol SGPS S.A.
100%
Brasil Telecom Call Center S.A.
19,04%
Hispamar Satellite S.A.
50%
Companhia ACT de Participações

Caption

GROUP OF THE COMPANIES
UNDER REORGANIZATION

Source: Information made available by the Management

** Chart previously presented in the Preliminary Activity Report.*
Information presented again to facilitate the understanding of the structure of the Companies under Reorganization

CORPORATE ORGANIZATION CHART OF THE COMPANIES UNDER REORGANIZATION

Figure 3 – Corporate Organization Chart of the Companies under Reorganization


Oi Móvel S.A. under Court-Supervised Reorganization
100%
Pointer Network S.A.
5 other companies
100%
Paggo Empreendimentos S.A. (Holdings)
99,99%
Brasil Telecom Comunicação Multimídia Ltda.
99,99%
Paggo Acquirer Gestão de Meios de Pagamento Ltda.
99,99%
Paggo Administradora Ltda.
50%
Paggo Soluções E Meios de Pagamento S.A.
Caption
GROUP OF COMPANIES
UNDER REORGANIZATION

Source: Information made available by the Management

* Chart previously presented in the Preliminary Activity Report.
Information presented again to facilitate the understanding of the structure of the Companies under Reorganization

COMPANIES UNDER COURT SUPERVISED REORGANIZATION

Picture 4 - Companies under Court Supervised Reorganization

Oi S.A.
Main provider of Fixed Telephony services in Region II and national and international long-distance services. It also owns stakes in other Group companies, being the main "Holding" of the Oi Group.

Oi Coop
Non-operational entity. Vehicle for raising finance/resources on the international market


Oi S.A.
Oi Brasil Holdings Coöperatief U.A.
Oi Móvel S.A.
COMPANIES OF THE GROUP UNDER REORGANIZATION
Oi
Telemar Norte Leste S.A.
Portugal Telecom International Finance B.V.
Copart 4 e Copart 5 Participações S.A.

Oi Móvel
Provider of mobile phone services in Regions I, II and III and DTH TV services.

Telemar Norte Leste
Main provider of fixed telephony services in Region I and national and international long-distance calls.

PTIF
Non-operational entity. Vehicle for raising finance/resources on the international market

Copart 4 and 5
Two legal entities used for the management and administration of the real estate property and the main properties leased to the Oi Group

RELEVANT FACTS & ANNOUNCEMENTS TO THE MARKET

Below, we present some of the relevant facts and announcements to the market released by the Oi Group that have a direct relationship with Companies under Reorganization:

Relevant Facts and Announcements to the Market in the month of **JANUARY/20**

January 6th - Reply to CVM/B3 letter

Dear Madam,

We refer to the Official Letter No. 1125/2019-SLS of B3 S.A. – Brasil, Bolsa, Balcão ("B3"), regarding the disclosure of Material Fact, by Oi S.A. - Under Court-Supervised Reorganization ("Oi" or "Company"), during the Trading Session on December 10, 2019, without prior notice to B3, in alleged non-compliance with item 8.2.3 of the Issuer's Manual, which would subject the Company to the sanctions provided for in Chapter X of the Regulation for Listing Issuers and Admission to Trading of Securities.

In this regard, we have initially clarified that Oi already intended to disclose the aforementioned Material Fact - which refers to the official announcement of the resignation of Mr. Eurico de Jesus Teles Neto from the position of Chief Executive Officer of Oi - on December 10, after the closing of the Trading Session. However, due to extraordinary events that took place that day, the Board was compelled to grant a press conference at the end of the day, during which the future departure of the current Chief Executive Officer was mentioned, minutes before the closing of the Trading Session.

It is important to note that although the exact date of the exit of Mr. Eurico Teles had not yet been announced, its withdrawal in itself was already expected by the market and had been the subject of speculation for some months, and had even been the subject, directly or indirectly, of some requests for clarification by B3 and expressly mentioned in the minutes of the 235th Meeting of the Company's Board of Directors, held on September 20, 2019 and available for consultation on the CVM and Oi websites.

Therefore, Oi considered it necessary to disclose the Material Fact immediately after the announcement, still during the interview, in order to ensure the correction and uniformity of the information available to its shareholders, creditors and the market in general.

In this scenario, and considering that only 17 minutes were left before the closing of the Trading Session, the Company understands that the disclosure of the Material Fact at that moment did not cause any loss to the market and that, on the contrary, an eventual delay in the disclosure could, rather, generate greater speculation on the subject and cause losses to its stakeholders.

Oi reaffirms its commitment to comply with applicable rules and regulations and to keep its shareholders and the market duly informed about the material and significant aspects of its business, further emphasizing that it has the practice of making all its best efforts to disclose its material facts, whenever possible, before the beginning or after the closing of business at B3, in accordance with the provisions of Article 5 of CVM Instruction 358/02.

These being the considerations we had in relation to the topic dealt with in the Official Letter, we are at your disposal for any further clarifications that may be necessary.

The notice can be accessed at:
https://www.oi.com.br/ri/conteudo_pt.asp?tipo=43700d=0dioma=0onta=28dsecao=0es=0no=2020

RELEVANT FACTS & ANNOUNCEMENTS TO THE MARKET

Relevant Facts and Announcements to the Market in the month of **JANUARY/20**

January 24th - Sale and Transfer of Shares - PT Venture SGPS S.A.

Oi S.A. - Under Court-Supervised Reorganization ("Oi" or "Company"), in compliance with article 157, paragraph 4 of Law 6,404/76 and pursuant to CVM Instruction 358/02, hereby informs its shareholders and the market in general that its indirect subsidiary Africatel Holdings B.V. ("Africatel") has just sold and transferred all the shares issued by the Portuguese holding company PT Ventures SGPS S.A. ("PT Ventures") to the Angolan company Sociedade Nacional de Combustíveis de Angola, Empresa Pública - Sonangol E.P. ("Sonangol").

PT Ventures is a company under Portuguese law and holds stakes in two companies under Angolan law, Unitel S.A. (25%) and Multitel - Serviços de Telecomunicações Lda. (40%), as well as credit rights of dividends declared by Unitel S.A. and already past due, and a set of rights resulting from the final decision rendered by the Arbitration Court constituted under the Arbitration Rules of the International Chamber of Commerce ("ICC"), in the scope of the arbitration initiated by PT Ventures at ICC against the other shareholders of Unitel S.A., as per the Material Fact disclosed by the Company on February 28, 2019.

The total amount of the transaction is USD 1 billion of which: (i) USD 699.1 million paid to Africatel by Sonangol on this date, (ii) USD 60.9 million already paid to Africatel prior to the transfer of PT Ventures' shares; and (ii) USD 240 million, fully guaranteed by a guarantee letter issued by a first-tier bank, to be paid unconditionally by Sonangol to Africatel until July 31, 2020, with a minimum monthly flow of USD 40 million assured to Africatel as from February 2020.

The operation is foreseen in the Court-Supervised Reorganization Plan of Oi and its subsidiaries under Court-Supervised Reorganization ("Companies under Reorganization"), as well as in the strategic plan disclosed by the Company on July 16, 2019, having been duly approved by the Company's Board of Directors, by the competent corporate bodies of Africatel and, also, by the Judge of the 7th Corporate Court of the District of the Capital of Rio de Janeiro ("Court-Supervised Reorganization Court").

The inflow of new resources and the reduction of expenses due to the untying of ongoing litigation will provide the increase in financial liquidity and the improvement in the cash flow of the Companies under Reorganization. In addition, the transaction will also contribute to the initiative of Companies under Reorganization to concentrate their efforts in the operations and business conducted in Brazil, in the fulfillment of their Court-Supervised Reorganization Plan and in the greater effectiveness and speed of their uplifting process.

The relevant fact can be accessed at
https://www.oi.com.br/ri/conteudo_pt.asp?tipo=43700d=0dioma=0onta=28dsecao=0es=0no=2020

RELEVANT FACTS & ANNOUNCEMENTS TO THE MARKET

Relevant Facts and Announcements to the Market in the month of **JANUARY/20**

January 24th - Reply to CVM/B3 letter

Dear Sirs,

Attention is drawn to Official Letter B3 63/2020-SLS, dated January 23rd, 2020, of B3 S.A. - Brazil, Bolsa, Balcão ("Official Letter"), transcribed below, through which Oi S.A. - Under Court-Supervised Reorganization ("Oi" or "Company") is requested to provide clarification regarding news published in the press by Agência Estado - Broadcast, on January 23rd, 2020, under the title "Radar da imprensa: Oi sells its stake in Unitel to Sonangol and pockets USD 1 billion", the Company will present the following:

"Dear Sirs,

In a news broadcast by Agência Estado - Broadcast, on January 23rd, 2020, under the title "Radar of the press: Oi sells its share in Unitel to Sonangol and pockets USD 1 billion," among other information, the following is contained:

1. Oi signed the sale of its 25% stake in Angolan Unitel to Sonangol, also an oil company also from Angola;

2. The value of the deal is USD1 billion;

3. Tomorrow, USD 750 million will be deposited in the treasury of the Brazilian Telephone company and Sonangol will deposit the rest within 90 days.

We ask for clarification on the items marked, until 9 am of January 24th, 2020, with their confirmation or not, as well as other information considered important"

In this regard, Oi hereby clarifies that it has just disclosed a Material Fact informing that the sale and transfer of all shares issued by the Portuguese holding company PT Ventures SGPS S.A., which holds, among other assets and rights, a stake equivalent to 25% of the share capital of the Angolan company Unitel S.A., has just been concluded.
These being the considerations we had in relation to the Official Letter, we are at your disposal for further clarification.

The notice can be accessed at:
https://www.oi.com.br/ri/conteudo_pt.asp?tipo=43700d=0dioma=0onta=28dsecao=0es=0no=2020

RELEVANT FACTS & ANNOUNCEMENTS TO THE MARKET

Relevant Facts and Announcements to the Market in the month of **JANUARY/20**

January 28th- Reply to CVM/B3 letter

Dear Sirs,

In attention to Official Letter B3 70/2020-SLS, dated January 28th, 2020, from B3 S.A. - Brazil, Bolsa, Balcão ("Official Letter"), transcribed below, through which Oi S.A. - Under Court-Supervised Reorganization ("Oi" or "Company") is requested to clarify the news published in the press by Valor Econômico newspaper, on January 28th, 2020, under the title "Oi tries to close sale of towers until March", the Company hereby presents the following:

"Dear Sirs,

In a report published by the newspaper Valor Econômico on January 28th, 2020, under the title "Oi tries to close sale of towers until March", among other information the following is contained:

1. Oi hopes to conclude by the end of March the sale of a new batch of cell phone towers;

2. The operation would involve the sale of at least 700 towers, which would yield approximately BRL700 million to the company.

We ask for clarification on the items marked, until January 29th, 2020, with their confirmation or not, as well as other information considered important"

In this regard, as already widely reported by Oi on several occasions, the Company's management has concentrated its efforts on the process of generating short-term liquidity through the sale of non-core assets, among them towers, in line with the provisions of its Court-Supervised Reorganization Plan and Strategic Plan, both filed with the CVM and already widely reported by the Company.

In this sense, Oi makes it clear that the specific information referred to in the news is detailed in its Strategic Plan and was also addressed when the results for the third quarter of 2019 were released, in addition to several other occasions. These being the considerations we had in relation to the Official Letter, we are at your disposal for further clarification.

The notice can be accessed at:
https://www.oi.com.br/ri/conteudo_pt.asp?tipo=43700d=0dioma=0onta=28dsecao=0es=0no=2020

RELEVANT FACTS & NOTICES TO THE MARKET

Relevant Facts and Releases to the Market in the month of **JANUARY/20**

30 January - Continuity to the non-core Assets Sale Project

Oi S.A. - Under Court-Supervised Reorganization ("Oi" or "Company") informs its shareholders and the market in general that it has entered into a private instrument promising to sell its property, located at Rua General Polidoro nº 99, Botafogo, in the city of Rio de Janeiro ("Property"), to Alianza Gestão de Recursos Ltda., for the amount of BRL 120.5 million ("Operation"), continuing its project to sell non-core assets, in line with its Court-Supervised Reorganization Plan and Strategic Plan, all of which have already been widely announced by the Company.

The Operation was authorized by the 7th Business Court of the State of Rio de Janeiro ("Court-Supervised Reorganization Court"), after the favorable opinion of the Public Prosecution Service of the State of Rio de Janeiro and the Trustee. In the same way, the National Agency of Telecommunications - Anatel confirmed the unbinding of the property from the Company's Reverse Property List.

The effective transfer of the property and the receipt of the price will occur in March 2020, after compliance with some contractual conditions common to this type of business.

The relevant fact can be accessed at:
https://www.oi.com.br/ri/conteudo_pt.asp?tipo=43700d=0dioma=0onta=28dsecao=0es=0no=2020

31 January - Change of Chief Executive Officer

Oi S.A. – in Court Supervised Reorganization("Oi" or the "Company"), in compliance with the provisions in article 157, § 4, of Act No. 6,404/1976 and in CVM Instruction No. 358/02 and in supplementation to the Relevant Fact and to Announcement to the Market dated December 10th and 12th, 2019, respectively, informs its shareholders and to the market in general that, yesterday, in compliance with the Adjustment Deed and Transition Model of the Executive Board ("Transition Deed") ratified by the Judge of the 7th Business Court of the Jurisdiction of Rio de Janeiro ("Court-Supervised Reorganization Court"), Mr. Eurico de Jesus Teles Neto presented his resignation as CEO of the Company, and the Board of Directors of Oi unanimously elected Mr. Rodrigo Modesto de Abreu to take up the position of Chief Executive Officer of the Company, according to the formal acknowledgment given to the Public Prosecution Service of the State of Rio de Janeiro and to the Court Supervised Reorganization Court.

Mr. Rodrigo Abreu joined the Company in September 2018 as a member of its Board of Directors, having also acted as coordinator of the Transformation, Strategy and Investments Committee. In September 2019, he was elected as Executive Officer, without specific designation, in the position of Chief Operating Officer - COO, becoming responsible for the operation of the Company's core business, encompassing the areas of finance and administration, planning and operational performance, network management center - CGR, logistics and S&OP, infrastructure, customer service, engineering, systems, digital, customer service, planning and quality, retail and corporate, retail and corporate sales, customer relationship, corporate, retail and corporate marketing, ombudsman and service.

As a result of his election as Chief Executive Officer, Mr. Rodrigo Abreu resigned, yesterday, from said position as Chief Operating Officer, which will remain vacant until further deliberation by the Board of Directors.

The Company expresses its deepest gratitude to Mr. Eurico Teles for his full dedication to Oi during the almost 40 years he has been a member of its staff and especially during his term as CEO, recognizing the significant contributions and results achieved by Oi throughout its management, particularly in its ongoing Court Supervised Reorganization process. The Company wishes Mr. Eurico Teles great success in the future professional challenges faced by him.

The relevant fact can be accessed at
https://www.oi.com.br/ri/conteudo_pt.asp?tipo=43700d=0dioma=0onta=28dsecao=0es=0no=2020

RELEVANT FACTS & ANNOUNCEMENTS TO THE MARKET

Relevant Facts and Announcements to the Market in the month of **FEBRUARY/20**

February 4th - Oi Móvel Debentures Subscription/Payment in Full Conclusion

Oi S.A. - Under Court-Supervised Reorganization ("Oi" or "Company"), in compliance with CVM Instruction 358/02 and in addition to the Material Fact disclosed on December 23, 2019, hereby informs its shareholders and the market in general of the conclusion of the subscription and payment of the 1st issuance of simple debentures, not convertible into shares, of the kind with in rem guarantee, with additional fiduciary guarantee, in a single series, for private placement, of its subsidiary Oi Móvel S.A. - Under Court-Supervised Reorganization, in the amount of BRL 2.5 billion, pursuant to Clause 5.3 of the Court-Supervised Reorganization Plan.

The notice can be accessed at:
https://www.oi.com.br/ri/conteudo_pt.asp?tipo=43700d=0dioma=0onta=28dsecao=0es=0no=2020

February 5th - Selection of Financial Advisor

Oi S.A. - In Court-Supervised Reorganization ("Oi" or "Company"), informs its shareholders and the market in general that its management has hired Lazard as its financial advisor, to prospect and structure operations involving alternatives that ensure its investment plan and the acceleration of the expansion of its fiber projects.

Lazard and Bank of America Merrill Lynch, which also continues to support Oi in the divestment processes of disposal of certain non-core assets, as already widely disclosed to the market, will act in a coordinated manner in the evaluation of strategic alternatives involving fiber and other Oi assets, with the purpose of maximizing value creation and expanding the sources of financing for the execution of the Company's investment plan and fiber expansion.

This initiative, together with others that have been disclosed to the market, is aligned with the objective of deepening Oi's strategic, operational and financial transformation, based on a long-term vision, covering technological, market and innovation trends and allowing adequate support for the implementation of its strategic plan already disclosed to the market, in a more efficient manner, with a view to strengthening and repositioning the Company.

The notice can be accessed at:
https://www.oi.com.br/ri/conteudo_pt.asp?tipo=43700d=0dioma=0onta=28dsecao=0es=0no=2020

RELEVANT FACTS & ANNOUNCEMENTS TO THE MARKET

Relevant Facts and Announcements to the Market in the month of **FEBRUARY/20**

February 10th - Suspension of Special Follow-up by Anatel

Oi S.A. - In Court-Supervised Reorganization ("Oi" or "Company"), in compliance with the provisions of CVM Instruction 358/02 and in addition to the Announcement to the Market dated May 8, 2019, informed its shareholders and the market in general that it was aware of the decision pronounced on that date by the Board of Directors of the National Telecommunications Agency - Anatel, which suspended the special follow-up performed until that date based on Judgment No. 226, of May 3, 2019 ("Judgment"), considering that the short-term liquidity risk of the Company and its subsidiaries ("Oi Companies") had been cured.

Thus, the precautionary obligations previously imputed to the Oi Companies and listed in the referred Judgement were revoked, and the Oi Companies were once again subject to the traditional follow-up regime imposed by Anatel to the other telecommunication service concessionaires.

The notice can be accessed at:
https://www.oi.com.br/ri/conteudo_pt.asp?tipo=43700d=0dioma=0onta=28dsecao=0es=0no=2020

February 13th - Sale of Property

Oi S.A. - In Court-Supervised Reorganization ("Oi" or "Company"), in addition to the Announcement to the Market dated January 30, 2020, informed its shareholders and the market in general that the sale of the property located at Rua General Polidoro nº 99, Botafogo, in the city of Rio de Janeiro, for the amount of BRL 120.5 million, was concluded on February 21, with the transfer of the said property to the buyer and the financial settlement of the transaction.

The notice can be accessed at:
https://www.oi.com.br/ri/conteudo_pt.asp?tipo=43700d=0dioma=0onta=28dsecao=0es=0no=2020

RELEVANT FACTS & ANNOUNCEMENTS TO THE MARKET

Relevant Facts and Announcements to the Market in the month of **FEBRUARY/20**

February 28th - New General Meeting of Creditors

Oi S.A. - Under Court-Supervised Reorganization ("Oi" or "Company"), in compliance with article 157, § 4 o Act No. 6,404/76 and with the provisions in CVM Instruction No. 358/02, and in addition to the Material Fact dated December 6, 2019, which set forth the facts that required the maintenance of Court-Supervised Reorganization in order for the Company to continue with its investment and uplifting plan, the Company informed its shareholders and the market in general that on February 27, 2020, together with its subsidiaries under Court-Supervised Reorganization (together, "Oi Companies"), it filed a petition before the Court of the 7th Business Court of Rio de Janeiro, stating its interest in taking to the creditors' resolution, in a new General Meeting of Creditors ("AGC"), an amendment to the approved Court-Supervised Reorganization Plan ("RJ Plan"), aiming to achieve greater operational and financial flexibility to continue its investment project and the fulfillment of its strategic transformation plan ("Strategic Plan"), both of which have already been widely disclosed to the market.

The Company's strategy is to reorganize its operations in order to make its corporate structure more efficient and create strategic options for capitalization and strengthening of Oi, in line with its Strategic Plan, which is being implemented with transparency.

Oi reiterates its commitment in the execution of its Strategic Plan focused on fiber optics massification in Brazil and on businesses with higher added value and a trend for growth and future vision. This movement is already beginning to show positive results in the Company's operational and financial indicators, and will be accelerated from 2020 onwards, reaching consolidation in 2021.

According to the provisions of clause 11.8 of the Court Supervised Reorganization Plan, only creditors who held credits and voting rights as creditors at the General Meeting of Creditors held on December 19 and 20, 2017 and who still had an interest in the Company and/or another Oi Company until the end of the trading session on February 27, 2020, through credits against any of the Oi Companies, including the holders of PIK Toggle 10,000%/12,000% Senior Notes maturing in 2025, issued by Oi and in circulation, or through the ownership of shares issued by the Company, including Oi shares represented by American Depositary Shares, would have the right to vote at a new General Creditors' Meeting - AGC.

The Relevant Fact can be accessed at:
https://www.oi.com.br/ri/conteudo_pt.asp?tipo=43700d=0dioma=0onta=28dsecao=0es=0no=2020

RELEVANT FACTS & ANNOUNCEMENTS TO THE MARKET

Relevant Facts and Announcements to the Market in the month of **MARCH/20**

March 4th - Appointment of a Director

Oi S.A. - In Court-Supervised Reorganization ("Oi" or "Company") informed its shareholders and the market in general that the Company's Board of Directors appointed, on that date, Mrs. Claudia Quintella Woods to occupy a vacant position in the Board of Directors, in order to complete the term in office established in item 6.1 of the minutes of the General Shareholders' Meeting held on September 17, 2018, pursuant to article 150 of Law 6404/76, Clause 9.6 of the Court-Supervised Reorganization Plan and article 30, sole paragraph, of the Company's Bylaws.

With experience in strategic planning, marketing and sales and proven expertise in digital and multinational start-ups, Ms. Claudia Woods holds a Bachelor of Arts degree from Bowdoin College, with a dual specialization in Environmental Sciences and Spanish and a secondary focus in Economics. She holds a Master's degree in Business Administration from the COPPEAD Institute of the Federal University of Rio de Janeiro (UFRJ) and a specialization course on Building Ventures in Latin America from Harvard Business School. She has been General Manager of Uber Brasil since February 2019, having also acted as Retail Director of the Original Bank and as Executive Superintendent of Digital Channels (Corporate and Retail) of said bank. Prior to that, she held the positions of CEO of Webmotors.com, Director of Marketing and Digital Products at Walmart.com, CEO of Netmovies, Director of Marketing and Intelligence for Latin America at Clickon, General Director of Predicta, Senior Product Manager at L'Oréal Brazil, Relationship Marketing Manager at Ibest Company and Senior Consultant at Kaiser Associates.

The appointment of Ms. Claudia Woods reinforces the complementary, multisectoral profile of Oi's Board of Directors, which is now composed of 10 independent members, with broad experience in national and international markets

The notice can be accessed at:
https://www.oi.com.br/ri/conteudo_pt.asp?tipo=43700d=0idioma=0onta=28dsecao=0es=0no=2020

March 6th- Court Decision

Oi S.A. - Under Court-Supervised Reorganization ("Oi" or "Company"), in compliance with article 157, paragraph 4, of Law 6404/76 and the provisions of CVM Instruction 358/02, and in addition to the Material Facts dated December 6, 2019 and February 28, 2020, informed its shareholders and the market in general that the Judge of the 7th Business Court of Rio de Janeiro ("Court-Supervised Reorganization Court") handed down on that date a decision granting the Company's request for a new General Meeting of Creditors ("AGC") to resolve on an amendment to the approved Court-Supervised Reorganization Plan ("PRJ"), establishing that:

(i) the Company and its subsidiaries under Court-Supervised Reorganization ("Companies under Reorganization") shall present in court, within 180 days from the publication of the decision, the proposal for amendment to the PRJ and

(ii) the Trustee shall organize the new AGC, which shall take place within 60 days from the presentation of the proposal of amendment to the Court Supervised Reorganization Plan - PRJ.

Oi reiterates its commitment to compliance with the Court Supervised Reorganization Plan - PRJ, and emphasizes that the proposed amendment will have the purpose of giving greater flexibility to the Court Supervised Reorganization Plan - PRJ, with the creation of a more efficient corporate and operational structure, aimed at maximizing the value of the Company for the benefit of all its stakeholders. This movement is completely aligned with the Company's Strategic Plan communicated to the market and which has already been implemented with full transparency.

The Relevant Fact can be accessed at:
https://www.oi.com.br/ri/conteudo_pt.asp?idioma=0ipo=43086onta=28d=259785

RELEVANT FACTS & ANNOUNCEMENTS TO THE MARKET

Relevant Facts and Announcements to the Market in the month of **MARCH/20**

March 10th - Expression of Third Parties in the Company's Mobile Business

Oi S.A. - Under Court-Supervised Reorganization ("Oi" or "Company"), in compliance with article 157, paragraph 4, of Law 6,404/76 and the provisions of CVM Instruction 358/02, informed its shareholders and the market in general that, in line with the implementation of its Strategic Plan for the transformation of its operations, the financial advisor of Oi, Bank of America Merrill Lynch ("BofA"), received statements from third parties interested in the Company's mobile business.

These expressions took place within a market sounding process which, as already communicated by Oi, aims at a better identification of the opportunities pertinent to its mobile assets, and will allow preliminary assessments for Oi's decision making about the value generation provided by a potential sale of the same. The receipt of these initial non-binding indications from third parties confirms the Company's premise that there is market interest in its mobile operations. To date, however, there is no commitment from Oi or any of these third parties to make effective such a disposal, nor has any binding instrument been entered into in this respect.

Although there may be a future evolution of its analysis into a potential formal negotiation process, Oi is currently analyzing all the existing alternatives that may give more efficiency to the accomplishment of its Strategic Plan, and it is not possible to infer, at this moment, that potential negotiations actually come to a successful conclusion and that a sale operation will be performed.

Oi reiterates its commitment to the execution of its Strategic Plan and focus on its transformation into the largest telecommunications infrastructure provider in the country, from the massification of fiber optics and high-speed internet, the provision of solutions for companies and the preparation for the evolution to 5G, focused on businesses with higher added value and with a trend for growth and future vision.

The Relevant Fact can be accessed at:
https://www.oi.com.br/ri/conteudo_pt.asp?idioma=0ipo=43090onta=28d=259798

March 13th - New member of the Board of Directors

Oi S.A. - In Court-Supervised Reorganization ("Oi" or "Company") informed its shareholders and the market in general that the Company's Board of Directors has appointed on this date Mr. Armando Lins Netto to occupy a vacant position in the Board of Directors, to complete the term in office established in item 6.1 of the minutes of the General Shareholders' Meeting held on September 17, 2018, pursuant to article 150 of Law 6,404/76, Clause 9.6 of the Court-Supervised Reorganization Plan and article 30, sole paragraph, of the Company's Bylaws.

Graduated in Mechanical Engineering from the Federal University of Pará (UFPA), Mr. Armando Netto holds a Master's degree in Mechanical Engineering from the State University of Campinas (UNICAMP) and a PhD in Mechanical Engineering from the University of California at Berkeley (UCB). Fleetcor's CEO in Brazil since June 2014 responsible for all businesses and companies in the region, Mr. Armando Netto has also worked at TIVIT, a multinational Brazilian digital services company, as Vice-President responsible for business and technology services. Prior to that, he was an Executive Officer at Unisys for banking services and a consultant for McKinsey & Company in the São Paulo and London offices.

With this appointment, the Board of Directors has once again filled all its positions, and now consists of 11 members, all independent, with complementary and multisectoral profiles and with extensive experience in national and international markets.

The notice can be accessed at:
https://www.oi.com.br/ri/conteudo_pt.asp?idioma=0ipo=43090onta=28d=259798

FINANCIAL DATA

4.1 Managerial Cash Flow Statement

MANAGERIAL CASH FLOW STATEMENT

HIGHLIGHTS

Statement
JANUARY 1st to 31st, 2020

- **Net Operating Cash Generation of Companies under Reorganization'** was negative by BRL 413 million in January/20
- **Investments** reached the level of BRL 685 million in January/20
- **Receipts** decreased by BRL 109 million in January/20, totaling BRL 2,303 million
- The heading **Payments** fell by BRL 51 million in January/20, reaching BRL 2,031 million
- In January/20 there was a cash inflow of BRL 2,264 million in the **Financial Operations** heading
- The **Final Balance of the Financial Cash of Companies under Reorganization** was increased by BRL 1,851 million in January/20, totaling BRL 3,761 million

Statement

JANUARY 1st to 31st, 2020

Net Operating Cash 'Generation of Companies under Reorganization was negative in BRL 413 million in Jan/20

- Net Operating Cash Generation of Companies under Reorganization in the month of January/20 was negative in BRL 413 million, after a negative result of BRL 331 million observed in the previous month (Picture 5). In comparison with December/19, Receipts recorded a reduction of BRL 109 million, reaching the level of BRL 2,303 million, while cash outflows with Payments and Investments decreased by BRL 27 million, totaling BRL 2,716 million jointly (Picture 6).
- The other movements of the Companies under Reorganization, which include *Financial Operations*, contributed with a cash inflow of BRL 2,264 million in January/20.
- Thus, the variation in the Final Financial Cash Balance of the Companies under Reorganization was positive in BRL 1,851 million in January/20, resulting in an amount of BRL 3,761 million (Picture 7), corresponding to an increase of 97% in relation to the previous month.
- Detailed considerations of the variations will be reviewed in the next few pages.

Source: Financial statements and management information

Picture 5 - Net Operating Cash Generation - Monthly Balance



In BRL million
(413)

Picture 6 - Monthly Progress - Receipts x Payments/Investments



PAYMENTS
INVESTMENTS
RECEIPTS
In BRL million

Picture 7 - Financial Cash – Companies under Reorganization - monthly - Final balance



In BRL million
3,761

Cash outflow with Investments contributed to the negative balance of Net Operating Cash Generation

Picture 8 – Managerial Cash Flow Statement

	Dec/19	Jan/20	Δ
Clients	1,652	1,494	-10%
Network Usage Services	10	6	-40%
Dealers	443	488	10%
Other	288	315	9%
Receipts (1)	**2,413**	**2,303**	**-5%**

	Dec/19	Jan/20	Δ
Plant Maintenance	(393)	(357)	-9%
Rentals	(254)	(424)	67%
Data Processing/Printshops	(195)	(195)	0%
Call Center Service/Collection	(143)	(112)	-22%
Dealers	(98)	(102)	4%
Consultancy / Audits / Fees	(31)	(78)	149%
Other Services/Payments	(431)	(383)	-11%
Materials/Services (2)	**(1,528)**	**(1,640)**	**7%**

	Dec/19	Jan/20	Δ
Network Usage Services	(17)	(8)	-55%
Judicial Deposits	86	230	132%
Contingencies	(12)	(6)	-50%
Other Payment (2)	**57**	**186**	**230%**

	Dec/19	Jan/20	Δ
Telemar	(105)	(105)	0%
OI S.A.	(62)	(65)	6%
Oi Móvel	(414)	(424)	2%
Investments (3)	**(581)**	**(595)**	**4%**



In BRL million
2.303
(177)
(1.640)
(402)
0
186
(685)
(413)
Receipts
Personnel
Materials/Services
Taxes
Mediation
Other payments
Investments
Net Operating Generation

Source: Financial statements and management information

Statement

JANUARY 1st to 31st, 2020

Table 1 - Managerial Cash Flow Statement - Jan/20

BRL million	(A) December 31st, 2019 Dec/19	(B) - (A) *Variation*	(B) January 31st, 2020 Jan/20
BEGINNING BALANCE - Financial Cash	**2,239**	**(329)**	**1,910**
Clients	1,652	*(158)*	1,494
Network Usage Services	19	*(13)*	6
Dealers	443	*45*	488
Other	298	*17*	315
Receipts (1)	**2,412**	**(109)**	**2,303**
Personnel	(235)	*58*	(177)
Suppliers of Materials/Services	(1,553)	*(93)*	(1,646)
Tributes	(368)	*(34)*	(402)
Judicial Deposits	86	*114*	200
Contingencies	(12)	*6*	(6)
Mediation	-	-	-
Payments (2)	**(2,082)**	**51**	**(2,031)**
Telemar	(185)	*(10)*	(195)
OI S.A.	(62)	*(4)*	(66)
OI Móvel	(414)	*(10)*	(424)
Investments (3)	**(661)**	**(24)**	**(685)**
Net Operating Generation (1+2+3)	**(331)**	**(82)**	**(413)**
Capital Increase	-	-	-
Pharol Agreement	-	-	-
Intra - Group Operations	-	-	-
Financial Operations	2	*2,262*	2,264
Dividends and Interest on Own Capital	-	-	-
FINAL Balance - Financial Cash	**1,910**	**1,851**	**3,761**

Picture 9 - Receipts - Participation structure


Other
BRL 315
ml
14%
Network Usage
Services
BRL 6 ml
0%
RECEIPTS
TOTAL
BRL 2,303 ml
Dealers
BRL 421
ml
21%
Clients
BRL 1,473
ml
65%

	Jan/20 BRL million	Jan/20 Participation	Dec/19 Participation
Receipts	2,303	100%	100%
Clients	1,494	65%	69%
Dealers	488	21%	18%
Other	315	14%	12%
Network Usage Service	6	0%	1%

RECEIPTS

Receipts retreated in January/20

In January/20 there was a reduction of BRL 109 million in the Receipts account when compared with the previous month (-4.5%), reaching the figure of BRL 2,303 million.

The heading Customers registered a decrease of BRL 158 million in January/20, totaling BRL 1,494 million, compared to BRL 1,652 million in December/19. The heading Network Usage Services registered a drop of BRL 13 million in January/20, totaling a cash inflow of BRL 6 million in the month.

- Management reported that the decrease in the Customers item in January/20 was motivated by the collection campaigns for recovery of credits in December/19, which occasionally increased the cash inflow in the month.

On the other hand, the Dealers item increased BRL 45 million in the month, totaling a cash inflow of BRL 488 million in January/20. Finally, Other Receipts increased by BRL 17 million in January/20, with an inflow of BRL 315 million.

- Management reported that the larger cash inflow from Dealers is explained by the larger number of working days in January/20 (23 working days in January/20 against 22 working days in December/19).

Statement

JANUARY 1st to 31st, 2020

Table 1 - Managerial Cash Flow Statement - Jan/20

BRL million	(A) December 31st, 2019 Dec/19	(B) - (A) *Variation*	(B) January 31st, 2020 Jan/20
BEGINNING BALANCE - Financial Cash	**2,239**	**(329)**	**1,910**
Clients	1,652	*(158)*	1,494
Network Usage Services	19	*(13)*	6
Dealers	443	*45*	488
Other	298	*17*	315
Receipts (1)	**2,412**	**(109)**	**2,303**
Personnel	(235)	*58*	(177)
Suppliers of Materials/Services	(1,553)	*(93)*	(1.646)
Taxes	(368)	*(34)*	(402)
Judicial Deposits	86	*114*	200
Contingencies	(12)	*6*	(6)
Mediation	-	-	-
Payments (2)	**(2,082)**	**51**	**(2,031)**
Telemar	(185)	*(10)*	(195)
Oi S.A.	(62)	*(4)*	(66)
Oi Móvel	(414)	*(10)*	(424)
Investments (3)	**(661)**	**(24)**	**(685)**
Net Operating Generation (1+2+3)	**(331)**	**(82)**	**(413)**
Capital Increase	-	-	-
Pharol Agreement	-	-	-
Intra – Group Transactions	-	-	-
Financial Transactions	2	*2,262*	2,264
Dividends and Interest on Own Capital	-	-	-
FINAL Balance - Financial Cash	**1,910**	**1,851**	**3,761**

Picture 10 - Payments - Participation structure


PAYMENTS
TOTAL
BRL 2,031 ml
Other
BRL (184) ml
-10%
Personnel
BRL 177 ml
9%
Taxes
BRL 402 ml
20%
Suppliers
BRL 1,646 ml
81%

	Jan/20		Dec/19
	BRL million	Participation	Participation
Payments	**2,031**	**100%**	**100%**
Suppliers of Materials/Services	1,646	81%	[illegible]
Taxes	402	20%	[illegible]
Personnel	177	9%	11%
Other	(184)	-10%	-4%

PAYMENTS

Increase of Payments in January/20

Payments totaled BRL 2,031 million in January/20, a decrease of BRL 51 million in relation to the previous month, when the item recorded a cash outflow of BRL 2,082 million.

The item Suppliers of Materials/Services closed January/20 with an increase of BRL 93 million, totaling BRL 1,646 million. In the same direction, the Taxes item registered an increase of BRL 34 million in the month, reaching the level of BRL 402 million.

- Management reported that the increase in Materials/Services Suppliers in January/20 was impacted by the lengthening of lease maturities in December/19.
- Management also emphasized that the increase observed was mitigated by the lower amount of Intercompany interconnection payments between companies under Court-Supervised Reorganization, and the effect is cancelled with the item "Other receipts". Finally, it added that there was a reduction in the payment of Intercompany commission for Paggo store, for sales of fixed and mobile telecommunication services.
- According to management, the increase in the Taxes item in January/20 refers to a lower offsetting of tax credits in the month.

On the other hand, Judicial Deposits had the highest cash inflow in the month, rising from BRL 86 million in December/19 to BRL 200 million in January/20. The Personal item fell by BRL 58 million in the month, totaling BRL 177 million.

Finally, the Contingencies item recorded a cash outflow of BRL 6 million in January/20, a reduction of BRL 6 million in relation to the previous month. The Mediation item remained at zero.

- With regard to Judicial Deposits, Management reported that the largest cash inflow observed refers, for the most part, to the redemption and unblocking of judicial deposits in favor of Oi, in the Fiscal and Strategic sphere.
- In relation to Personnel, Management emphasized that the reduction is explained by the payment of the 2nd installment of the 13th salary for 2019 and the 50% advance on the 13th salary for 2020, that occurred in December/19. I also pointed out that the retreat could be greater if it were not for the payment, in January/20, of the anticipation of the Results Sharing Program - PPR 2019, approved in the collective agreement 2019/2020.

Statement

JANUARY 1st to 31st, 2020

Table 1 - Managerial Cash Flow Statement - Jan/20

BRL million	(A) December 31st, 2019 Dec/19	(B) - (A) Variation	(B) January 31st, 2020 Jan/20
BEGINNING BALANCE - Financial Cash	**2,239**	**(329)**	**1,910**
Clients	1,652	(158)	1,494
Network Usage Services	19	(13)	6
Dealers	443	45	488
Other	298	17	315
Receipts (1)	**2,412**	**(109)**	**2,303**
Personnel	(235)	58	(177)
Suppliers of Materials/Services	(1,553)	(93)	(1,646)
Tributes	(368)	(34)	(402)
Judicial Deposits	86	114	200
Contingencies	(12)	6	(6)
Mediation	-	-	-
Payments (2)	**(2,082)**	**51**	**(2,031)**
Telemar	(185)	(10)	(195)
Oi S.A.	(62)	(4)	(66)
Oi Móvel	(414)	(10)	(424)
Investments (3)	**(661)**	**(24)**	**(685)**
Net Operating Generation (1+2+3)	**(331)**	**(82)**	**(413)**
Capital Increase	-	-	-
Pharol Agreement	-	-	-
Intra – Group Transactions	-	-	-
Financial Transactions	2	2,262	2,264
Dividends and Interest on Own Capital	-	-	-
FINAL Balance - Financial Cash	**1,910**	**1,851**	**3,761**

Picture 11 - Investments - Participation structure


INVESTMENTS TOTAL BRL 685 ml
Oi S.A. BRL 66 ml 10%
Telemar BRL 195 ml 28%
Oi Móvel BRL 424 ml 62%

	Jan/20 BRL million	Jan/20 Participation	Dec/19 Participation
Investments	**685**	**100%**	**100%**
Oi Móvel	424	62%	63%
Telemar	195	28%	28%
Oi S.A.	66	10%	9%

INVESTMENTS

The Companies under Reorganization recorded Payments of Investments of BRL 685 million in January/20, an increase of 3.6% in relation to the previous month, when there was a cash outflow with Investments of BRL 661 million.

Investments related to Oi Móvel S.A. increased by BRL 10 million, totaling BRL 424 million in January/20. Investments in Telemar S.A. increased BRL 10 million, totaling BRL 195 million in January/20, while Investments in Oi S.A. increased from BRL 62 million in December/19 to BRL 66 million in January/20.

- Management emphasized that the month's result is within the strategic plan to accelerate the Company's investments, mainly in fiber optics and in the expansion of the mobile network.

NET OPERATING INCOME

The level of Receipts in January/20, of BRL 2,303 million, was lower than the total sum of Cash Outflows for Payments (BRL 2,031 million) and Investments (BRL 685 million) in the month, which contributed directly to the negative balance of BRL 413 million in the Net Operating Generation of the Companies under Reorganization in the month.

FINAL BALANCE - FINANCIAL CASH

Financial Operations recorded a positive result of BRL 2,264 million in January/20, compared to a cash inflow of BRL 2 million in the previous month.

- Management informed that the cash inflow observed in the Financial Operations heading refers to part of the cash of the issuance of simple debentures, not convertible into shares, in the total amount of BRL 2,500 million, issued in December/19, in addition to the receipt of part of the sale of Unitel in January/20.

Thus, adding the cash inflow of BRL 2,264 million from Financial Operations to the negative balance of BRL 413 million from Generation of Net Operating Cash, the Final Balance of the Financial Cash of Companies under Reorganization was increased by BRL 1,851 million in relation to the previous month (up 97%), totaling BRL 3,761 million.

- Management emphasized that the recovery of the Financial Cash Balance in January/20 is related mainly to the issuance of simple debentures, not convertible into shares, in the amount of BRL 2.5 billion, based on clause 5.3 of the Court-Supervised Reorganization Plan, being part of the cash received in January/20 (BRL 1.9 billion) and February/20 (BRL 0.6 billion). Besides, in January/20 was concluded the sale of 25% of participation in the capital of Angolan operator Unitel, for USD 1 billion. The Management stated that these financial reinforcements will allow the maintenance of the intended level of investments in the Strategic Plan for Fiber Optic Acceleration (FTTH) and Broadband I 4G and 4.5G.

Statement

JANUARY 1st to 31st, 2020

Table 2 - Direct Cash Flow

BRL million

CONSOLIDATED FOR THE COMPANIES UNDER REORGANIZATION	AGO/18	SEP/18	OCT/18	NOV/18	DEC/18	JAN/19	FEB/19	MAR/19	APR/19	MAY/19	JUN/19	JUL/19	AUG/19	SEP/19	OCT/19	NOV/19	DEC/19	JAN/20
Opening Balance – Financial Cash	4,677	4,721	4,015	4,379	4,362	4,469	7,515	5,943	6,010	4,614	4,306	4,145	3,621	3,083	3,080	2,612	2,239	1,910
Receipts	2,659	2,694	2,090	2,015	2,645	2,463	2,400	2,248	2,090	2,015	2,110	2,369	1,881	2,033	2,119	2,013	2,412	2,303
Clients	1,731	1,681	1,756	1,807	1,897	1,828	1,541	1,572	1,570	1,660	1,496	1,616	1,511	1,495	1,583	1,473	1,652	1,494
Network Usage Services	210	205	204	192	192	177	191	151	6	252	5	43	9	9	8	5	19	6
Dealers	518	420	468	478	412	498	400	411	427	448	395	453	433	421	443	421	443	488
Other	200	388	472	338	344	160	268	114	87	457	214	257	38	108	105	114	298	315
Payments	(2,279)	(2,276)	(2,751)	(2,432)	(2,285)	(2,733)	(2,005)	(1,821)	(2,964)	(2,569)	(1,743)	(2,207)	(1,577)	(1,471)	(1,694)	(1,792)	(2,082)	(2,031)
Personnel	(170)	(140)	(137)	(133)	(244)	(200)	(172)	(144)	(320)	(180)	(152)	(151)	(138)	(138)	(125)	(134)	(235)	(177)
Suppliers of Materials and Services	(1,604)	(1,640)	(2,048)	(1,775)	(1,508)	(1,829)	(1,670)	(1,239)	(1,496)	(1,905)	(1,112)	(1,640)	(1,178)	(960)	(1,273)	(1,274)	(1,553)	(1,848)
Materials/Services	(1,393)	(1,433)	(1,842)	(1,581)	(1,315)	(1,649)	(1,478)	(1,087)	(1,490)	(1,654)	(1,105)	(1,594)	(1,169)	(951)	(1,264)	(1,268)	(1,536)	(1,840)
Plant Maintenance	(297)	(299)	(332)	(347)	(425)	(406)	(344)	(305)	(324)	(322)	(331)	(338)	(348)	(329)	(339)	(371)	(393)	(357)
Rent	(349)	(329)	(336)	(338)	(297)	(401)	(438)	(273)	(407)	(432)	(255)	(424)	(292)	(194)	(388)	(311)	(254)	(424)
Data Processing/Printshops	(122)	(103)	(134)	(129)	(97)	(134)	(122)	(108)	(139)	(94)	(99)	(126)	(94)	(10)	(28)	(158)	(185)	(185)
Call Center Service/Collection	(138)	(104)	(138)	(147)	(163)	(129)	(155)	(113)	(135)	(138)	(121)	(118)	(128)	(124)	(103)	(125)	(143)	(112)
Dealers	(108)	(109)	(112)	(116)	(110)	(115)	(115)	(105)	(100)	(109)	(99)	(103)	(98)	(102)	(101)	(103)	(88)	(103)
Consultancy / Audits / Fees	(71)	(45)	(98)	(74)	(52)	(124)	(50)	(34)	(76)	(42)	(24)	(71)	(41)	(25)	(39)	(32)	(31)	(78)
Other Services/Payments	(308)	(444)	(694)	(430)	(171)	(340)	(254)	(149)	(309)	(517)	(178)	(418)	(168)	(167)	(288)	(170)	(431)	(383)
Network Usage Services	(211)	(207)	(206)	(194)	(193)	(180)	(192)	(152)	(6)	(251)	(7)	(46)	(9)	(9)	(9)	(6)	(17)	(8)
Taxes	(507)	(516)	(551)	(543)	(576)	(683)	(566)	(524)	(1,221)	(500)	(501)	(478)	(407)	(400)	(384)	(404)	(388)	(402)
Judicial Deposits	46	40	41	55	75	34	51	91	78	41	32	71	153	29	88	33	88	200
Contingencies	-	(4)	(2)	(1)	(12)	(5)	(6)	(5)	(5)	(16)	(10)	(9)	(7)	(4)	-	(13)	(12)	(8)
Mediation	(44)	(16)	(54)	(35)	(20)	(50)	(442)	-	-	-	-	-	-	-	-	-	-	-
Investments	(363)	(339)	(582)	(421)	(344)	(603)	(482)	(384)	(540)	(672)	(544)	(702)	(656)	(592)	(881)	(596)	(681)	(685)
Telemar	(178)	(147)	(222)	(193)	(174)	(234)	(208)	(172)	(230)	(279)	(206)	(245)	(232)	(215)	(245)	(212)	(185)	(195)
Oi S.A.	(47)	(64)	(76)	(58)	(46)	(103)	(83)	(51)	(81)	(99)	(54)	(83)	(81)	(62)	(88)	(54)	(82)	(66)
Oi Móvel	(138)	(128)	(284)	(170)	(124)	(266)	(191)	(161)	(229)	(294)	(284)	(374)	(383)	(315)	(548)	(330)	(414)	(424)
Operational Generation	17	79	(435)	(38)	16	(873)	(887)	43	(1,414)	(417)	(177)	(540)	(242)	(38)	(456)	(375)	(331)	(413)
Capital Increase	-	-	-	-	-	4,007	-	-	-	-	-	-	-	-	-	-	-	-
Pharol Agreement	-	-	-	-	-	(106)	-	-	-	-	-	-	-	-	-	-	-	-
Intra – Group Transactions	(1)	-	-	-	14	-	-	-	-	100	-	-	-	-	-	-	-	3
Financial Transactions	28	15	(1)	21	23	18	(685)	24	17	9	18	18	(296)	7	8	2	2	2.284
Dividends and Interest on own Capital	-	-	-	-	54	-	-	-	-	-	-	-	-	-	-	-	-	-
Closing Balance – Financial Cash	4,721	4,015	4,379	4,362	4,469	7,515	5,943	6,010	4,614	4,306	4,145	3,621	3,083	3,080	2,612	2,239	1,910	3,784

CREDITOR SERVICE

The Trustee - AJ remains dedicated to assisting this Court in the organization of the countless letters received from other Judges requesting authorization to seize assets of the Recoveries for the payment of credits not included in the Reorganization, in a procedure that, on one hand, unites speed and security for the benefit of the Creditors, and, on the other hand, allows the Oi Group to be built up and the Court Supervised Reorganization Plan - PRJ to be complied with.

For this purpose, this Administration makes available on a monthly basis on the site of Court-Supervised Reorganization (www.recuperacaojudicaloi.com.br), which already has 1,376,710 hits, the list of the letters received from the registry office of the 7th Business Court - more than 23 thousand requests having already been processed - and the credits paid by the Oi Group.

In a decision dated March 6th, 2020, the Judge of the Court supervising the Reorganization ordered that the Companies under Reorganization should increase the amount made available for payment of credits not included in the Reorganization by BRL 7,000,000.00 per month.

In relation to the credits included in the Reorganization, the Trustee - AJ remains focused on clarifying doubts about mediation procedures, clauses and compliance with the approved Court-Supervised Reorganization Plan, and is constantly contacted by national and international creditors, either by telephone on +55 (21) 2272-9300, or by e-mail credoroi@wald.com.br.

During the month, this Administration followed the mediation procedure related to the procedural incidents, in accordance with the decision of pages 341.970/341.973. This mediation aims to stimulate a composition composition between creditors and debtors to define the value of the credits, from an online platform, which already has more than 9 thousand agreements signed.

In addition, this Administration makes available on the Court Supervised Reorganization site the list of procedural incidents already judged, which is periodically updated.

SUMMARY OF THE PROCEEDINGS

Below, the Trustee - AJ lists the motions submitted ted in the electronic case files after the last Monthly Activity Report, with the indication of the respective pages.

Pages 425.730/425.762	Monthly report on the activities carried out by the Companies under Reorganization (for the month of December 2019).	February 17th, 2020
Pages	Motion of the Trustee - AJ on: (i) requests for payment of both kinds of credits, those included in the Court Supervised Reorganization and those not included therein; (ii) the assignment of credit submitted by ITC Comércio e Indústria de Condutores Ltda (iii) letters issued by the 3rd Office of Titles Protests of Rio de Janeiro communicating suspension of protests filed against the Companies under Reorganization	March 12th, 2020

SUMMARY OF THE PROCEEDINGS

Appeals in which the Trustee submitted a motion:

0054391-36.2019.8.19.0000	Filed by the Companies unde Reorganization against ordering to consider the credit of Ângelo Erico Vieira de Souza and Elizabeth Fátima Martins de Souza's as not being included in the Court Supervised Reorganization.	March 5th, 2020

In addition, in response to letters and requests addressed directly to the Trustee - AJ by the most diverse Courts in the country, the Trustee presented several motions in cases filed against the Companies under Reorganization.

SUPERVISION OF COMPLIANCE WITH THE COURT SUPERVISED REORGANIZATION PLAN

The Court-Supervised Reorganization Plan ("PRJ") submitted by the Companies under Reorganization was approved by the Creditors present at the General Meeting of Creditors held on December 19, 2017, being homologated, with exceptions, by this Honorable Court, according to the decision of pages 254.741/254.756.

Thus, this Management remains focused on the supervision of the compliance with the obligations of the homologated Court Supervised Reorganization Plan – PRJ by the Companies under Court Supervised Reorganization, having, for this effect, held periodic meetings with the Company and analyzed all the pertinent documentation.

As a result of this inspection, the Trustee - AJ informs that, in the month of **January 2020**, only the obligations that have a maturity period linked to the transit in res judicata of the original records, as established in the Court-Supervised Reorganization Plan, have expired. Monthly, this Administration receives the list of labor credits paid throughout the month, due to the end of the grace period (180 days counted from res judicata of the original lawsuit - clause 4.1.1 of the Court Supervised Reorganization Plan PRJ).

Finally, with regard to mediation with illiquid credits, the Trustee - AJ informs that it continues monitoring the procedure and the functioning of the FGV Platform, available for access since July 26, 2018.

WALD
ANTUNES VITA LONGO BLATTNER
65 anos

Avenida Franklin Roosevelt,
no. 115, 4º andar
ZIP CODE 20021-120
Rio de Janeiro, RJ - Brasil

Avenida Juscelino Kubitschek,
no. 510, 8º andar
ZIP CODE 04543-906
São Paulo, SP - Brasil

RC
CONSULTORES

Rua James Joule,
no. 92, 10º andar
Brooklin Novo,
ZIP CODE 04576-080
São Paulo, SP - Brazil